

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2017

Ronald Jordan
Chief Financial Officer
Federated National Holding Company
14050 N.W. 14th Street
Suite 180
Sunrise, FL 33323

      Re: Federated National Holding Company
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed March 16, 2017
          File No. 000-25001

Dear Mr. Jordan:

We have reviewed your October 23, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017, filed March 16, 2017

Notes to Consolidated Financial Statements
2. Significant Accounting Policies and Practices
Principles of Consolidation, page 49

1.   Refer to your response to our prior comment 1. Please address each of the following:
- We understand from our telephone conference on November 27, 2017,that Monarch Delaware has a board of directors that meets and makes decisions over the operations of Monarch Delaware. Please explain to us in greater detail the corporate governance of Monarch Delaware and how the decisions that most significantly affect its financial performance are made. Include in your response the following:
  ○ How management of Monarch Delaware and MNIC is appointed or removed.

- How budgets are prepared and monitored for Monarch Delaware and MNIC.
- Please explain to us how you weighed the decision-making performed by the various interestholders in determining the primary beneficiary. Include in your response an explanation,if true,for how the budget process does not constrain any decision-making performed by you or your subsidiary through the MGA.
- Please tell us whether there are any contractual provisions that require FNHC to retain its equity interest in Monarch Delaware in order for it or FNU,which we understand from our conference call to be a 100% owned subsidiary of FNHC,to continue to be party to the MGA.
- We note from our conference call that a supermajority of the board must approve the removal of FNU from being the decision-maker under the MGA. Please explain in greater detail how FNU may be removed as the decision-maker.
- Please tell us how you considered the provisions of ASC 810-10-50-2AA to disclose significant judgments made and the effects of your involvement on financial performance and cash flows
- Your prior response addresses consolidation of Monarch Delaware. Notwithstanding the comments above,please explain to us how you applied ASC 810 to MNIC. Include in your response an explanation as to whether Crosswinds or FNU has a variable interest through the respective decision-making arrangements,whether MNIC has characteristics of a VIE,and any other pertinent aspects of the consolidation model.

Direct Written Policy Fees, page 51

2. Please refer to your response to our prior comment 2. Tell us how you disclose the policy fee in the bill to the policyholder and what you tell the policyholder as to the reason you are charging the fee including if to cover costs incurred. Regarding the Florida statute included in your response, explain to us what "The per-policy fee shall be a component of the insurers rate filing" means. Also, it would appear that deferred acquisition costs include the types of expenses for which the policy fees are incurred and intended to compensate the Company. In this regard, it would appear to be inconsistent to recognize the policy fees revenue when the policy is placed yet defer these expenses. Please advise. Finally, please provide us reference to the 10-K filings to which you refer that also recognize policy fees at the effective date of the policy.

Other Income, page 51

3. Please refer to your response to our prior comment 3. Tell us whether you pay a commission to the agents from whom you receive a fixed percentage of gross written premiums as an administrative fee, and how you account for that commission paid. Confirm to us that expenses you incur to print and issue policies and endorsements for business which the general agent has underwritten, are expensed as incurred and not deferred as deferred acquisition costs, and whether those expenses approximate

the amount received as administrative fees.

6. Loss and Loss Adjustment Expense Reserves, page 62

4.   Please refer to your response to our prior comment 6. We believe your inclusion of the "experience account adjustment" in incurred loss, net of reinsurance, related to current year within the table of activity in the liability for loss and LAE reserves on page 62 does not comply with ASC 944-40-50-3. Please provide us proposed disclosure to be included in future filings that includes this adjustment in incurred loss, net of reinsurance, related to prior years. In this regard, we believe you should consider separating this adjustment therein from the remaining amount related to prior years and include expanded narrative by way of a note to the table describing the nature of the adjustment and the reason for separating it. Further, regarding "assignment of benefits," please provide us proposed disclosure to be included in future filings that explains its nature and why it caused development in 2016 for accident year 2015.

        You may contact Rolf Sundwall at 202-551-3105 or Jim Rosenberg at 202-551-3679 if you have questions regarding the comments.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Nina Gordon